Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES PRICING OF US$70 MILLION PUBLIC OFFERING OF COMMON SHARES

ATHENS, GREECE, April 20, 2017—Diana Shipping Inc. (NYSE: DSX) (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has priced its previously announced underwritten public offering of 17,500,000 common shares, par value US$0.01 per share, at a price of US$4.00 per share. The Company has granted the underwriters an over-allotment option for a period of 30 days from the closing of this offering to purchase up to an additional 2,625,000 shares of common stock at the public offering price, less underwriting discounts.
As part of the offering, entities affiliated with Simeon Palios, the Company's Chief Executive Officer and Chairman, executive officers and certain directors, have agreed to purchase an aggregate of 5,500,000 common shares at the public offering price.
The gross proceeds from the offering before underwriting discounts and other offering expenses are expected to be US$70.0 million. The offering is expected to close on April 26, 2017, subject to customary conditions.
Substantially all of the net proceeds of the offering are expected to be used to fund the acquisition costs of additional dry bulk vessels, including two 2013-built Post-Panamax dry bulk vessels that the Company has agreed to purchase from unaffiliated third parties and one 2013-built Kamsarmax dry bulk vessel that the Company has agreed to purchase from an unaffiliated third party. The acquisition of the three vessels is subject to approval by the Board of Directors of the Company. Any net proceeds from the offering not used for vessel acquisitions will be used for general corporate purposes.
Wells Fargo Securities, LLC and Clarksons Platou Securities, Inc. are acting as joint book-running managers in the offering and BNP Paribas Securities Corp. is acting as co-lead manager.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the "SEC") and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com or Clarksons Platou Securities, Inc., 280 Park Avenue, 21st floor, New York, NY 10019, (or by phone at (212) 317-7080, or by e-mail at prospectuses@clarksons.com).

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc.'s fleet currently consists of 48 dry bulk vessels (4 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 23 Panamax). The Company also expects to take delivery of two 2013-built Post-Panamax dry bulk vessels and one 2013-built Kamsarmax dry bulk vessel during June 2017. As of today, the combined carrying capacity of the Company's fleet, excluding the three vessels not yet delivered, is approximately 5.7 million dwt with a weighted average age of 7.89 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the SEC for a more complete discussion of these and other risks and uncertainties.